UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of April 18, 2011

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Extension of convertible loan agreement

As required by the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

As previously reported, on June 11, 2009 the Company has entered into a Convertible Loan Agreement (the “Loan Agreement”), with Stins Coman Incorporated, its controlling shareholder, providing for a loan of up to $10 million. The term of the Loan Agreement during which RiT may call for any portion of the loan, was originally due to expire in June 2010 and was extended initially (in February 2010) for 12 months until June 11, 2011. The parties wished to extend such term for an additional 12 months and to that end, the Company has determined to sign an additional Addendum to the Loan Agreement with Stins Coma.

The Transaction

Under the Addendum signed on April 14, 2011 (the “Addendum”), the Loan Agreement’s term is extended by an additional 12 months (aggregate of 36 months), until June 11, 2012. During this extended period, RiT may call for any additional portion of the loan up to its maximum amoun.

The remaining provisions of the Loan Agreement remain unchanged.

Reasons for the transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining that it is a transaction which only credits RiT. In reaching such determination, the Company’s Audit Committee and Board of Directors considered the main factor that no obligation is imposed on RiT in the Addendum but rather, it includes a sole right given to RiT (for the extension of the term during which any part of the loan might be drawn down by RiT).

The Addendum is attached herewith as Exhibit 99.2 and is incorporated herein by reference. The foregoing is qualified in its entirety by reference to the full text of the executed Addendum.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Moti Antebi, CFO, no later than May 2, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: April 18, 2011	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release dated April 18, 2011: STINS COMAN grants 12 month extension to RIT TECHNOLOGIES’ convertible loan agreement
99.2	Addendum to the Loan Agreement, dated April 14, 2011